Exhibit 99.1

Golden Ocean Group Ltd (“GOGL” or “the Company”) announces the appointment of Mr. Cato Stonex as Director.

Mr. Stonex has had a long career in fund management, initially with J Rothschild Investment Management. He was then a founder and partner of Taube Hodson Stonex (THS) for 20 years, which managed institutional portfolios of global equity mandates. THS was sold to GAM in 2016, after which he established Partners Investment Company, which focused on stock picking in small and mid-cap equities, largely in Europe. In 2021, Partners Investment Company became Stonex Capital Partners Ltd and that same year Mr. Stonex also funded WMC Capital Ltd, an investment company focused on the recovery of the global shipping industry. Mr. Stonex has also been involved in a range of other business areas. He holds an undergraduate degree from the London School of Economics and Political Science, where he served for ten years as a Governor and is now an Emeritus Governor. He has chaired its Development Committee and is now an advisor to the Endowment Investment Committee. Mr. Stonex is closely involved with LSE Ideas, a leading academic think tank.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
January 18, 2024

This information is subject of the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act or the Continuing Obligations of Oslo Børs.